FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

November 10, 2009	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

EXHIBIT INDEX

99.1	Press Release dated September 1, 2009

99.2	Press Release dated September 14, 2009

99.3	Press Release dated September 22, 2009

EXHIBIT 99.1

For Immediate Release: NR 09-18

EXETER REPORTS ON 50 NEW DRILL HOLES AT CERRO MORO

Vancouver, B. C., September 1, 2009 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt: EXB – “Exeter” or the “Company”) is pleased to report on progress on its in-fill drilling of the high grade Escondida Vein at Cerro Moro, Santa Cruz Province, Argentina.

Results have now been received from 50 diamond drill holes from the Escondida West, Central and East sectors, with the results of an additional 45 drill holes from these sectors awaited. 33 of the drill holes have returned significant results, with 9 holes returning the bonanza (multi-ounce) gold and silver grades that characterize Escondida. The highlights are shown in the following table.

Selected bonanza grade drilling results using a 1 gram per tonne (“g/t”) gold equivalent* cut-off grade:

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalents* (g/t)	Gold Equivalents* (oz/ton)
MD492	10.00	14.60	4.60	101.1	2,507	136.9	3.97
including	11.92	13.30	1.38	323.1	7,349	428.1	12.41
MD493	44.50	46.60	2.10	42.9	1,247	60.8	1.76
including	44.90	45.90	1.00	71.1	2,100	101.1	2.93
including	50.56	50.92	0.36	40.3	804	51.8	1.50
MD499	7.00	13.60	6.60	32.5	555	40.4	1.17
including	9.20	13.10	3.90	53.7	900	66.6	1.93
including	9.60	10.90	1.30	111.7	2,012	140.5	4.07
MD501	30.00	31.00	1.00	12.0	9	12.1	0.35
and	48.00	52.85	4.85	12.7	109	14.3	0.41
including	48.64	49.00	0.36	75.0	499	82.1	2.38
MD529	13.00	18.60	5.60	9.5	249	13.0	0.38
including	15.84	16.41	0.57	83.9	1,303	102.5	2.97
MD530	17.50	20.27	2.77	28.8	420	34.8	1.01
including	17.90	18.47	0.57	135.4	1,499	156.8	4.55
MD534	11.33	13.88	2.55	32.4	1,570	54.8	1.59
including	11.63	12.12	0.49	160.4	7,272	264.3	7.66
MD538	36.00	37.00	1.00	8.4	2	8.5	0.25
and	48.66	51.00	2.34	83.2	2,257	115.5	3.35
including	48.66	48.96	0.30	465.5	16,625	703.0	20.39
MD549	53.40	56.04	2.64	39.5	458	46.0	1.33
including	55.24	55.54	0.30	333.7	3,861	388.9	11.28

* Gold equivalent grade is calculated by dividing the silver assay result by 70, adding it to the gold value and assuming 100% metallurgical recovery.

Click here to view a table showing the 33 drill holes that contain significant results

Of the remaining 17 diamond drill holes completed, 10 holes returned narrow and/or low grade intersections and seven holes were poorly mineralized. All 50 drill holes are represented on the following long sections and plans.

Click here to view diagrams of the project sections and plans

Exeter has also completed a further 26 diamond drill holes on the high grade Escondida Far West sector. Following sample preparation and assaying, results from these holes together with the additional 45 holes from the East, Central and West sectors drilled to date, will be released.

Progress on the Escondida Fomicruz Property

A reverse circulation percussion (RC) rig arrived on site in early August to commence scout drilling of a potential northwest extension of the Escondida mineralized structure onto the adjacent Fomicruz JV property. To date three holes have been drilled, with progress delayed by the need to penetrate a layer of weakly consolidated Tertiary marine sediments up to 50 metres thick. The Company is continuing to delineate the Escondida structure, and results to date have confirmed Exeter’s interpretation of the geophysical data.

Quality Control and Assurance

Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

Gold assay results presented above are preliminary and have been calculated using a 1.0 g/t gold equivalent cut-off grade*, with no cutting of high grades. All diamond drill core samples are split on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the Acme Analytical Laboratories (“AcmeLabs”) preparation facility in Mendoza, Argentina and assayed by fire assay (50 gram charge) at the AcmeLabs laboratory in Chile, both ISO-9001:2000 certified laboratories.

Check assaying of all samples assaying greater than 1.0 g/t gold is completed by AcmeLabs. Samples returning greater than 10 g/t gold and/or greater than 100 g/t silver are assayed using gravimetric analyses. Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release. Standard, blank and duplicate samples are used throughout the sample sequence as checks for the RC percussion drilling.

Assaying by the screen fire assay method has been implemented in conjunction with standard 50 gram fire assaying, for diamond drill cores that contain visible gold. The procedure for screen fire assaying involves crushing and sieving of a nominal 1,000 gram sample to a particle size of 100 microns. All material which does not pass through the 100 micron sieve is then assayed. Two fire assays are undertaken on the undersize material as a check on homogeneity. The total gold content is then calculated.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), has supervised the preparation of the technical information contained in this news release.

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About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America. The Company has C$30 million in its treasury.

The Caspiche gold-copper discovery** is situated in the Maricunga gold district of Chile, between the Refugio mine (Kinross Gold Corp.) and the giant Cerro Casale gold deposit (Barrick Gold Corp. and Kinross Gold Corp.). Over 16,500 metres were drilled during the 2008/2009 drill season. The program focussed on delineating the external boundaries of Caspiche. An initial NI 43-101 compliant resource estimate was released in March 2009. A second NI 43-101 compliant resource estimate, which incorporates the results from drilling completed subsequent to December 31, 2008, is expected to be available in September 2009.

On its Cerro Moro project in Argentina,Exeter recently announced an initial inferred mineral resource estimate of 646,000 ounces gold equivalent*** at a grade of 18 g/t gold equivalent***. To date, Exeter has drilled over 100 infill holes on the Escondida vein structure in order to upgrade the sectors of the inferred resource that might be scheduled for early mining. Drilling will continue through 2009. Plans include drilling of a possible extension of the Escondida zone on the adjacent Fomicruz joint venture property. Engineering, environmental and infrastructure studies are being advanced ahead of a scoping study in 2010.

No site work is planned on the Don Sixto gold-silver project in Argentina over the next quarter. The Company will continue to work with provincial authorities and with representatives of other mining companies, to effect amendment to the 2007 legislation that banned the use of cyanide in mining operations in Mendoza Province.

**

Inferred mineral resource estimate of 449.9 million tonnes from the oxide and gold-copper zone contains 8.7 million ounces gold at a grade of 0.6 g/t and 375.9 million tonnes from the gold-copper zone only contains 2 billion pounds of copper at a grade of 0.25% (see news release NR 09-09 dated March 24, 2009).

***

Inferred mineral resource estimate of 1,098,000 tonnes containing 371,000 ounces gold at a grade of 10.5 g/t and 19.2 million ounces silver at a grade of 545 g/t for 646,000 ounces gold equivalent at a grade of 18 g/t gold equivalent. Gold equivalent is calculated by dividing the silver assay result by 70, adding it to the gold value and assuming 100% metallurgical recovery (see news release NR 09-14 dated July 8, 2009).

You are invited to visit the Exeter web site at www.exeterresource.com. To view the video version of this press release along with many others click on the “Watch Video News” button found on the right hand side of Exeter’s homepage.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the extent and timing of its drilling and work programs and exploration results, the potential size and shape of deposits, timing, establishment and extent of resources estimates, potential for financing its activities, potential production from its properties and expected cash reserves. These forward-looking statements are made as of the date of this news release. Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects

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of general economic conditions, the price of gold and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking information. In addition, there are also known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the financial year ended December 31, 2008, dated March 27, 2009 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHNAGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

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EXHIBIT 99.2

For Immediate Release: NR 09-19

EXETER REPORTS RESOURCE ESTIMATE OF 19.6 MILLION OUNCES GOLD AND 4.8 BILLION POUNDS COPPER FOR CASPICHE PROJECT IN CHILE

Vancouver, B.C., September 14, 2009 - Exeter Resource Corporation (NYSE-AMEX:XRA, TSX-V:XRC, Frankfurt:EXB - “Exeter” or the “Company”) is pleased to provide an updated National Instrument 43-101 compliant inferred mineral resource estimate for its Caspiche Project of 1,117 Mt (million metric tons) at a grade of 0.55 g/t gold (grams per metric ton) and 3.81g/t silver including 1,017 Mt at a grade of 0.22% copper. This equates to in-situ inferred resources of 19.6 million ounces of gold, 137 million ounces of silver and 4.84 billion pounds of copper (a total of 33.7 million gold equivalent ounces*). The resource estimate uses all data available to the end of the 2008/2009 drilling campaign in May.

TABLE 1 Caspiche Inferred Mineral Resource Estimate September 2009.

Material	AMEC Gold Equivalent Cut-off**	Million metric tons	Gold (g/t)	Gold (million ounces)	Silver (g/t)	Silver (million ounces)	Copper (%)	Copper (billion pounds)	EXETER Gold Equivalent (g/t)*	EXETER Gold Equivalent (million ounces)*
Oxide	0.2	100	0.50	1.6	2.49	8			0.5	1.7
Sulphide	0.3	1,017	0.55	18.0	3.94	129	0.22	4.84	0.98	32.0
Totals		1,117	0.55	19.6	3.81	137			0.94	33.7

TABLE 2 Caspiche Inferred Mineral Resource Estimate September 2009

- HIGHER CUT-OFF FOR SULPHIDE MATERIAL.

Material	AMEC Gold Equivalent Cut-off**	Million metric tons	Gold (g/t)	Gold (million ounces)	Silver (g/t)	Silver (million ounces)	Copper (%)	Copper (billion pounds)	EXETER Gold Equivalent (g/t)*	EXETER Gold Equivalent (million ounces)*
Sulphide	0.9	499	0.78	12.5	4.16	67	0.3	3.30	1.35	21.8

Exeter’s Chairman, Yale Simpson, stated “This updated resource estimate places Caspiche firmly among the world’s largest gold–copper discoveries in recentyears and clearly supports our decision to aggressively drill the property, despite the global economic decline.

“We expect that the very substantial copper and silver credits will be extremely important, and will markedly impact the potential viability of Caspiche. Specifically, using metal prices of US$2.00/pound copper, US$800/ounce gold and US$12/ounce silver, the 4.84 billion pounds of copper and 137 million ounces of silver are equivalent to 12.1 and 2.0 million ounces of gold respectively. As shown in Table 1 above, these by-product metals increase the resource estimate to 33.7 million gold equivalent ounces*.

“Our recent drilling has defined what appears to be a coherent higher grade central zone associated with a definable early stage diorite intrusion. We expect this zone will be important in developing various mining and economic models for the project.

“Assuming favourable weather conditions, drilling is scheduled to recommence early in October and is expected to carry through the southern summer until May, 2010. The program will have two objectives: firstly to expand the resource estimate by drilling to the southeast and to depth, and secondly to upgrade the higher grade central zone to “indicated resource” status.

“Exeter intends to enhance the value of Caspiche by continuing to de-risk the project through ongoing exploration, metallurgy, engineering, water and environmental studies. These studies will continue through the next 12 months and will lead to a conceptual development study. A timeline for the release of that study is presently being formulated. The project budget for the next 12 months is C$14 million.”

Click here to view related plan and sections

*Gold (“Au”) equivalence for copper (“Cu”) and silver (“Ag”) was calculated by Exeter using assumed metal prices of US$800/ounce (“oz”) for Au, US$12/oz for Ag and US$2/pound (“lb”) for Cu. The formula to calculate Au equivalence for Cu was pounds of Cu multiplied by 2 and divided by 800; Au equivalence for Ag was calculated using the formula oz of Ag multiplied by 12 and divided by 800, and in both cases assumes 100% recovery. Reported grades and tonnes have been rounded.

**AMEC chose to report the contained inferred resource above a Au equivalent cutoff. For this they used prices of US$825/oz for Au and $2.07/lb for Cu. The formula used to calculate Au equivalents is Au(g/t) + Cu (%) * (Cu Price [$/lb]/Au Price [$/oz]) * (Rec Cu/Rec Au)*0.06857*10000. Where Rec = % recovery and 0.06857 = conversion g*lb/oz. Au and Cu are the block kriged Au and Cu grades. Projected metallurgical recoveries were 75% and 85% for Au and Cu respectively in sulphide material and 50% for Au in the oxide zone. Recoveries are based on benchmarking of similar deposits.

Resource Estimate Methodology

This updated National Instrument 43-101 (“NI 43-101”) compliant resource estimation completed for the Caspiche porphyry follows an interim inferred resource estimate released on March 24, 2009.

The Caspiche inferred mineral resource estimate was prepared under the supervision of Mr. Rodrigo Marinho, CPG-AIPG, Principal Geologist of AMEC International (Chile) S.A. (“AMEC”), and Francisco Castillo, AMEC Senior Modeller. The mineral resource estimates were prepared under Canadian Institute of Mining Metallurgy and Petroleum (CIM) Definition Standards (2005) and CIM Best Practice Guidelines for preparing mineral resources and mineral reserves. Mr. Marinho is “independent” and “qualified persons” as such terms are defined in NI 43-101.

A total of 25,187 metres (“m”) of drilling, including 44 drill holes completed by both Exeter and earlier third parties, was used in the preparation of this resource estimate. The cut-off date for drill hole information in the resource model database was 30 July 2009.

AMEC was provided with solid models, surfaces and density data by Exeter representing the major lithological, alteration and weathering boundaries. These were used to provide the main support for the selection of estimation domains. AMEC estimated gold, total copper and silver using Ordinary Kriging (“OK”) for most domains with the exception of the volumetrically small and poorly mineralized DTB unit which was estimated using the inverse distance squared (“ID2”) estimation method. These methods were considered appropriate given the low variability of gold and copper within the deposit.

To determine prospects of economic extraction the results were tabulated and are reported within several permutations of break-even open pit and/or underground resource shapes. Only mineralized material contained within the mining shells has been reported as mineral resources. Mining and process costs and process recoveries were estimated from benchmark studies of similar projects in Chile. The resource figures quoted above come from a large open pit scenario with no underground component which provided the largest tonnage scenario of those modelled (Click here to view Figure 4 for the AMEC Mineral Resource Statement). Table 2 uses the same large open pit and reports the contained material at a higher cutoff. The base case reported mineral resource uses an approximation of the marginal cut-off values as defined by AMEC.

The cut-off was calculated based on gold equivalent values using gold and copper and determined for oxide and sulphide material. Considering the current drill grid spacing and associated uncertainty in the geological model AMEC classified the Caspiche mineral resource in the “inferred” category. AMEC note that the deposit remains open at depth, to the south and to the west.

The block model consists of regular blocks (25 m x 25 m x 12 m) and is rotated to a 057o azimuth. The estimation plan for gold is the same for oxide and sulphide domains. The estimation plan for all elements includes restricted searches for high grade values and a multi pass approach. The estimation plan for copper includes a hard boundary between the oxide and sulphide boundary. Inter domain boundaries and sample sharing were determined based on geological relationships, contact profiles and statistical analysis.

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AMEC validated the Caspiche model using summary statistics checking for global estimation bias, drift analysis, and visual inspection. AMEC also generated a nearest neighbour (NN) model to validate the OK model. Grade variation between estimates for both methods was considered acceptable.

AMEC is currently finalizing a NI 43-101 compliant technical report, which will be available shortly on SEDAR at www.sedar.com and on the Company’s website noted below. A technical report summarizing the work and status of programs at Caspiche to March 27, 2009 is also available on SEDAR and the Company’s website.

Justin Tolman, Exeter’s Caspiche Project Manager and a “qualified person” within the definition of that term in NI 43-101, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America. The Company has C$30 million in its treasury.

The Caspiche gold-copper discovery is situated in the Maricunga gold district of Chile, between the Refugio mine (Kinross Gold Corp.) and the giant Cerro Casale gold deposit (Barrick Gold Corp. and Kinross Gold Corp.). Drilling to expand and upgrade the existing resource estimate is scheduled to recommence in October 2009.

On its Cerro Moro Project in Argentina,Exeter recently announced an initial inferred mineral resource estimate of 646,000 ounces gold equivalent*** at a grade of 18 g/t gold equivalent***. Exeter has drilled over 150 infill holes on the Escondida vein structure in order to upgrade the sectors of the inferred resource that might be scheduled for early mining. Drilling will continue through 2009. Drilling recently commenced for possible extensions of the Escondida zone on the adjacent Fomicruz joint venture property. Engineering, environmental and infrastructure studies are being advanced ahead of a scoping study in 2010.

No site work is planned on the Don Sixto gold-silver project in Argentina over the next quarter. The Company will continue to work with provincial authorities and with representatives of other mining companies, to effect amendment to the 2007 legislation that banned the use of cyanide in mining operations in Mendoza Province.

***Inferred mineral resource estimate of 1,098,000 containing 371,000 ounces gold at a grade of 10.5 g/t and 19.2 million ounces silver at a grade of 545 g/t for 646,000 ounces gold equivalent at a grade of 18 g/t gold equivalent. Gold equivalent is calculated by dividing the silver assay result by 70, adding it to the gold value and assuming 100% metallurgical recovery (see news release NR 9-14 dated July 8, 2009).

You are invited to visit the Exeter web site at www.exeterresource.com. To view the video version of this press release along with many others click here “Watch Video News“.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the extent and timing of its drilling programs and exploration results, budgets for its exploration programs, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential for financing its activities, potential production from and viability of its properties and expected cash reserves. These forward-looking statements are made as of the date of this news release. Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein. While the Company has based these forward-looking

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statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking information. In addition, there are also known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the financial year ended December 31, 2008, dated March 27, 2009 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHNAGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

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EXHIBIT 99.3

For Immediate Release: NR 09-20

EXETER REPORTS ON 40 NEW DRILL HOLES AT CERRO MORO

Vancouver, B. C., September 22, 2009 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt: EXB – “Exeter” or the “Company”) is pleased to report on progress from its in-fill drilling program on the high grade Escondida Vein at Cerro Moro in Santa Cruz Province, Argentina.

Results have been received from an additional 40 diamond drill holes from the Escondida West, Central, East and Fomicruz sectors. Of 23 drill holes returning significant results, 9 returned bonanza gold and silver grades (all from the West, Central and East sectors), as displayed in the following table.

Selected bonanza drilling results using a 1 gram per tonne (“g/t”) gold equivalent* cut-off grade:

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalents* (g/t)	Gold Equivalents* (oz/ton)
MD506	54.00	56.36	2.36	129.8	3,889	185.4	5.38
Including	54.74	55.04	0.30	749.7	16,318	982.8	28.50
MD532	44.83	47.12	2.29	210.1	417	216.1	6.27
Including	45.90	46.50	0.60	709.8	1,129	725.9	21.05
MD535	41.95	43.25	1.30	46.9	915	60.0	1.74
Including	41.95	42.40	0.45	94.8	1,282	113.1	3.28
MD548	22.32	23.35	1.03	61.3	1,406	81.4	2.36
Including	22.32	22.62	0.30	134.6	3,367	182.7	5.30
MD553	38.08	40.22	2.14	80.7	1,943	108.5	3.15
Including	38.08	38.74	0.66	243.7	5,929	328.4	9.52
MD563	36.86	42.00	5.14	6.2	680	16.0	0.46
Including	39.19	39.57	0.38	50.4	6,310	140.5	4.07
MD568	10.35	13.72	3.37	45.2	320	49.8	1.44
Including	13.08	13.72	0.64	222.9	511	230.2	6.68
MD569#	6.00	10.75	4.75	33.5	855	45.7	1.33
Including	7.84	9.51	1.67	92.7	2,284	125.3	3.63
MD580	62.65	64.87	2.22	38.9	1,106	54.7	1.59
Including	64.35	64.87	0.52	133.0	4,151	192.3	5.58

* Gold equivalent grade is calculated by dividing the silver assay result by 70, adding it to the gold value and assuming 100% metallurgical recovery.

# Drill hole MD569 also intersected mineralization greater than 1.0 g/t gold equivalent from surface to 3.00 metres (“m”) however the recoveries were significantly less than reporting requirements.

Insert link to full table with all 23 significant holes.

Of the 17 diamond drill holes with less significant results, 7 holes returned narrow and/or low grade intersections and 10 holes were poorly mineralized. The results from 6 holes at the Escondida Central and West sectors are awaited.

The locations of the 40 drill holes reported are represented on the following plans and long sections.

Insert link to sections and plans.

An additional 44 in-fill diamond drill holes have been drilled at the Escondida Far West sector. Results for the holes will be released following processing, sampling and assaying.

Drilling Progress on the Escondida Fomicruz Property

A reverse circulation percussion (RC) drill rig has completed an initial exploratory test of the potential northwest extension of the Escondida mineralized structure on the Escondida Fomicruz joint venture property. The rig firstly drilled through the blanket of Tertiary marine sediments before testing the underlying volcanic stratigraphy. Ten drill sections that included 11 RC holes and 2 diamond holes were drilled within a strike length of 1,600 m (160 m intervals).

The position of the Escondida structure was determined for each drill section, with assays now available for the first three holes. Drill hole MRC600, located 160 m northwest of the last mineralized Escondida Far West sector hole designated MD405 (1.62 m at a grade of 2.53 g/t gold and 100 g/t silver), returned 2.0 m at a grade of 1.8 g/t gold and 1.2 g/t silver, from a down hole depth of 141.0 m. Importantly, MRC600 was terminated at 146.0 m but was not sampled below 143 m due to poor sample recoveries.

On the next drill section, 160 m northwest of MRC600, drill hole MD587 was sited too far to the northeast to hit the Escondida structure. A follow-up hole, MD588, sited as a step back hole, successfully intercepted the target but failed to return significant mineralization.

Cerro Moro Project Manager, Fernando Chacon noted “Based on our experience to the southeast, subtle anomalous pathfinder element geochemistry in holes MD588 and MRC600 suggests these holes intersected the Escondida structure immediately above the precious metal precipitation zone of the epithermal system. The diamond drill is currently drilling 40 m spaced holes between MD405 and MRC600, with a series of deeper holes planned.”

Quality Control and Assurance

Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

Gold assay results presented above are preliminary and have been calculated using a 1.0 g/t gold equivalent cut-off grade, with no cutting of high grades. All diamond drill core samples are split on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the Acme Analytical Laboratories (“AcmeLabs”) preparation facility in Mendoza, Argentina and assayed by fire assay (50 gram charge) at the AcmeLabs laboratory in Chile, both ISO-9001:2000 certified laboratories.

Check assaying of all samples assaying greater than 1.0 g/t gold is completed by Acme Labs. Samples returning greater than 10 g/t gold and/or greater than 100 g/t silver are assayed using gravimetric analyses. Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release. Standard, blank and duplicate samples are used throughout the sample sequence as checks for the RC percussion drilling.

Assaying by the screen fire assay method has been implemented in conjunction with standard 50 gram fire assaying, for diamond drill cores that contain visible gold. The procedure for screen fire assaying involves crushing and sieving of a nominal 1,000 gram sample to a particle size of 100 microns. All material which does not pass through the 100 micron sieve is then assayed. Two fire assays are undertaken on the undersize material as a check on homogeneity. The total gold content is then calculated.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America. The Company has C$30 million in its treasury.

On the Caspiche Project in Chile, Exeter recently announced an inferred mineral resource estimate of 1,117 Mt (million metric tons) at a grade of 0.55 grams per metric ton gold and 3.81grams per metric ton silver including 1,017 Mt at a grade of 0.22% copper. This equates to in-situ inferred resources of 19.6 million ounces of gold, 137 million ounces of silver and 4.84 billion pounds of copper (a total of 33.7 million gold equivalent ounces**. Drilling to expand and upgrade the resource estimate is scheduled to commence in October 2009.

On the Cerro Moro Project in Argentina, Exeter recently announced an initial inferred mineral resource estimate of 646,000 ounces gold equivalent*** at a grade of 18 g/t gold equivalent***. Exeter has drilled over 150 in-fill holes on the Escondida Vein structure to upgrade inferred resources to indicated resources for priority areas for a 2010 scoping study. Drilling will continue through 2009, as will engineering, environmental and infrastructure studies.

No site work is planned on the Don Sixto gold-silver project in Argentina over the next quarter. The Company will continue to work with provincial authorities and with representatives of other mining companies, to effect amendment to the 2007 legislation that banned the use of cyanide in mining operations in Mendoza Province.

**Gold (“Au”) equivalence for copper (“Cu”) and silver (“Ag”) was calculated by Exeter using assumed metal prices of US$800/ounce (“oz”) for Au, US$12/oz for Ag and US$2/pound (“lb”) for Cu. The formula to calculate Au equivalence for Cu was pounds of Cu multiplied by 2 and divided by 800; Au equivalence for Ag was calculated using the formula oz of Ag multiplied by 12 and divided by 800, and in both cases assumes 100% recovery. Reported grades and metric tons have been rounded (see news release NR 9-19 dated September 14, 2009).

***Inferred mineral resource estimate of 1,098,000 tonnes containing 371,000 ounces gold at a grade of 10.5 g/t and 19.2 million ounces silver at a grade of 545 g/t for 646,000 ounces gold equivalent at a grade of 18 g/t gold equivalent. Gold equivalent is calculated by dividing the silver assay result by 70, adding it to the gold value and assuming 100% metallurgical recovery (see news release NR 9-14 dated July 8, 2009).

You are invited to visit the Exeter web site at www.exeterresource.com. To view the video version of this press release along with many others click here “Watch Video News“.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the extent and timing of its drilling programs, various studies including engineering, environmental and infrastructure studies and exploration results, budgets for its exploration programs, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential for financing its activities, potential production from and viability of its properties and expected cash reserves. These forward-looking statements are made as of the date of this news release. Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking information. In addition, there are also known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the financial year ended December 31, 2008, dated March 27, 2009 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHNAGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE